UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Agenda and Resolutions from the ABB Ltd Annual General Meeting of Shareholders held on May 4, 2006; and

2.               Press release issued by ABB Ltd dated May 4, 2006, regarding ABB shareholders’ approval of dividend payment.

ABB Ltd

AGENDA AND RESOLUTIONS

from the Annual General Meeting of Shareholders

held on May 4, 2006, 10.00

in the “Messe Zürich”, Zürich-Oerlikon / CH

AGENDA AND RESOLUTIONS

1.     Reporting for Fiscal Year 2005

(Reporting only).

2.     Approval of the Annual Report, the Consolidated Financial Statements, and the Annual Financial Statements for 2005

The shareholders approve the Annual Report, the Consolidated Financial Statements, and the Annual Financial Statements for 2005.

3.     Discharge of the Board of Directors and the Persons entrusted with Management

The shareholders discharge the members of the Board and the persons entrusted with Management for the fiscal year 2005.

4.     Appropriation of available earnings

The shareholders approve the proposal of the Board of Directors,

•      to release CHF 300,000,000 of the other reserves, to retained earnings,

•      to distribute a dividend of CHF 0.12 gross per registered share, whereas all treasury shares held by ABB at the record date shall not be entitled to receive a dividend,

•      to carry forward the remaining profit available to the General Meeting.

5.     Elections to the Board of Directors

The shareholders reelect the following persons as members of the Board of Directors for a further period of one year, i.e. until the General Meeting 2007:

•      Roger Agnelli

•      Jürgen Dormann

•      Louis R. Hughes

•      Hans Ulrich Märki

•      Michel de Rosen

•      Michael Treschow

•      Bernd W. Voss

•      Jacob Wallenberg

6.     Election of the Auditors, Group Auditors and Special Auditors

The shareholders elect Ernst & Young AG as auditors and Group auditors and OBT AG as special auditors for the fiscal year 2006.

This is a translation of the original German version. In case of any discrepancy, the German version shall prevail.

For the minutes:

/S/ GEORG MATIASKA

Zurich, May 4, 2006	Georg Matiaska
Chief Compliance Officer

For your business and technology editors

ABB shareholders approve dividend payment

Zurich, Switzerland, May 4, 2006 — ABB shareholders approved the payment of a dividend for 2005 and re-elected ABB’s Board of Directors, at the group’s annual general meeting in Zurich today.

Shareholders voted in favor of the dividend of CHF 0.12 per share, which was proposed by the Board of Directors in February 2006. It is the first time ABB has paid a dividend since 2001. The ex-dividend date is May 9, 2006.

Shareholders overwhelmingly voted in favor of reappointing the board, which is made up of eight members from six countries.

They also approved other items on the agenda, including the annual report, the consolidated financial statements and the annual financial statements for 2005.

A total of 1500 shareholders attended the annual general meeting, representing 43 percent of the total share capital entitled to vote.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 105,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Thomas Schmidt, Wolfram Eberhardt	Switzerland:	Tel. +41 43 317 7111
Tel: +41 43 317 6568	Sweden:	Tel. +46 21 325 719
Fax: +41 43 317 7958	USA:	Tel. + 1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 4, 2006	By:	/s/ Hans Enhoerning
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel